

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2020

Adam Berk
Chief Executive Officer
Stem Holdings, Inc.
2201 NW Corporate Blvd., Suite 205
Boca Raton, FL 33431

  Re: Stem Holdings, Inc.
   Registration Statement on Form S-1
   Filed June 17, 2020
   File No. 333-239226

Dear Mr. Berk:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Robert L. B. Diener